Exhibit 99.2(a)

Amendment to Bylaws, November 5, 2006

RESOLVED, that, the third sentence of Article II, Section 1 of the Corporation’s Bylaws be deleted and replaced by the following: “If at any time after the first meeting of stockholders less than two-thirds of the directors then holding office have been elected by the stockholders, an annual meeting of the stockholders shall be called for the purpose of electing the Board of Directors.”

RESOLVED, that the first sentence of Article II, Section 2 of the Corporation’s Bylaws is hereby deleted and replaced with the following sentence: “Except as otherwise provided in Section 1, and subject to compliance with Section 10 and Section 16(a) of the Investment Company Act of 1940, in case of any vacancy on the Board of Directors through death resignation or other cause, other than an increase in the number of directors, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill the vacancy.  Subject to compliance with Section 10 and Section 16(a) of the Investment Company Act of 1940, in the case of a vacancy caused by an increase in the number of directors, a majority of the entire Board of Directors may fill the vacancy.  A Director appointed by the Board to fill a vacancy in accordance with this provision shall serve until the next meeting of stockholders or until his or her successor is chosen and qualifies.”